UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________________

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

__________________________________________

U.S. Well Services, Inc.
(Name of Issuer)
Class A Common Stock of $0.0001 par value
(Title of Class of Securities)
91274U101
(CUSIP NUMBER)
Christopher D. Moore
Angelo, Gordon & Co, L.P.
245 Park Avenue, 26th Floor
New York, NY 10167
Tel. No.: (212) 692-2009

COPIES TO:

Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 13, 2021
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 91274U101	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,793,479
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,793,479
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,793,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.38%*
14	TYPE OF REPORTING PERSON* IA, PN

* Based on the 52,351,768 shares of Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”), of the Issuer outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2021, plus the 8,793,479 shares of Class A Common Stock upon the exercise or conversion of the Derivatives (as defined below) and the Public Warrants (as defined below) beneficially owned.

CUSIP No. 91274U101	13D

1	NAME OF REPORTING PERSONS AG GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,793,479
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,793,479
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,793,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.38%*
14	TYPE OF REPORTING PERSON* HC, OO

* Based on the 52,351,768 shares of Class A Common Stock outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2021, plus the 8,793,479 shares of Class A Common Stock upon the exercise or conversion of the Derivatives and the Public Warrants beneficially owned.

CUSIP No. 91274U101	13D

1	NAME OF REPORTING PERSONS Josh Baumgarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,793,479
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,793,479
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,793,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.38%*
14	TYPE OF REPORTING PERSON* IN, HC

* Based on the 52,351,768 shares of Class A Common Stock outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2021, plus the 8,793,479 shares of Class A Common Stock upon the exercise or conversion of the Derivatives and the Public Warrants beneficially owned.
.

CUSIP No. 91274U101	13D

1	NAME OF REPORTING PERSONS Adam Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,793,479
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,793,479
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,793,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.38%*
14	TYPE OF REPORTING PERSON* IN, HC

* Based on the 52,351,768 shares of Class A Common Stock outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2021, plus the 8,793,479 shares of Class A Common Stock upon the exercise or conversion of the Derivatives and the Public Warrants beneficially owned.
.

CUSIP No. 91274U101	13D

1	NAME OF REPORTING PERSONS AG Energy Funding, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,679,194
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,679,194
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,679,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.22%*
14	TYPE OF REPORTING PERSON* OO

* Based on the 52,351,768 shares of Class A Common Stock outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2021, plus the 8,679,194 shares of Class A Common Stock issuable upon the exercise or conversion of the Derivatives beneficially owned.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG GP LLC (formerly AG Partners, LLC), a Delaware limited liability company (“AG GP”), (iii) JAMG LLC a Delaware limited liability company (“JAMG”), (iv) Josh Baumgarten, (v) Adam Schwartz and AG Energy Funding, LLC, a Delaware limited liability company (“(“AG Energy Funding”) with the Securities and Exchange Commission (the “SEC”) on September 17, 2021 (the “Schedule 13D”).

This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 5.	Interest in Securities of the Issuer
Item 5(a) – (b) is amended and restated to read as follows:
(a) - (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information is based on the sum of (i) 52,351,768 shares of Class A Common Stock outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2021, plus (ii) the 8,679,194 shares of Class A Common Stock issuable upon the exercise or conversion of the Derivatives held by AG Energy Funding beneficially owned by the Reporting Persons and, in the case of Angelo Gordon, AG GP and Messrs. Baumgarten and Schwartz, the 114,285 shares of Class A Common Stock underlying the Public Warrants held by other investment funds managed by Angelo Gordon (AG Energy Funding and such investment funds, the “Accounts”).
Angelo Gordon, in its capacity as manager of AG Funding, has sole power to vote and dispose of 8,793,479 shares of Class A Common Stock underlying the Derivatives held by AG Energy Funding and the Class A Common Stock underlying the Public Warrants held by other Accounts. As the general partner of Angelo Gordon, AG GP may be deemed to have the sole power to vote and dispose of 8,793,479 shares of Class A Common Stock underlying the Derivatives held by AG Energy Funding and the Class A Common Stock underlying the Public Warrants held by other Accounts. As the co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Baumgarten may be deemed to have shared power to vote and dispose of 8,793,479 shares of Class A Common Stock underlying the Derivatives held by AG Energy Funding and the Class A Common Stock underlying the Public Warrants held by other Accounts. As the co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Schwartz may be deemed to have shared power to vote and dispose of 8,793,479 shares of Class A Common Stock underlying the Derivatives held by AG Energy Funding and the Class A Common Stock underlying the Public Warrants held by other Accounts.  AG Energy Funding has the sole power to vote 8,679,194 shares of Class A Common Stock underlying the Derivatives it holds and the shared power to dispose of 8,679,194 shares of Class A Common Stock underlying the Derivatives it holds.  For purposes hereof, the “Derivatives” consists of Series A Redeemable Convertible Preferred Stock (the “Series A Preferred Shares”) currently convertible into 305,700 shares of Class A Common Stock, warrants exercisable into 711,112 shares of Class A Common Stock, as further previously described in Item 6 of the Schedule 13D (the “Warrants”), and the Notes.  The Public Warrants are currently exercisable into 114,285 shares of Class A Common Stock.  All shares of Class A Common Stock reported reflect the effect of the reverse stock split on September 30, 2021.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is amended by adding the following:
Warrant Agreement
Certain Accounts currently hold an aggregate of 800,000 warrants that were originally issued in connection with the Issuer’s IPO (the “Public Warrants”).  The Public Warrants were originally exercisable for one half of one share of Class A Common Stock and were originally exercisable at an exercise price per whole share of $11.50.  The Public Warrants became exercisable 30 days after the Issuer’s initial business combination, which occurred on November 9, 2018, and will expire at 5:00 p.m., New York City time, five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation. Following the Issuer’s reverse split, the 800,000 warrants are convertible into an aggregate of 114,285 shares of Class A Common Stock at an exercise price per whole share of $40.25.
The foregoing description of the Warrant Agreement relating to the Public Warrants does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreements, which are filed herewith as Exhibit 99.13, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.13
Warrant Agreement between Continental Stock Transfer & Trust Company, LLC and the Registrant  (incorporated by reference to 4.4 to the Issuer’s Registration Statement on Form S-1, File No. 216076, filed with the SEC on February 15, 2017).

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 17, 2021

ANGELO, GORDON & CO., L.P.

By:	AG GP LLC
Its General Partner

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

AG GP LLC

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

JOSH BAUMGARTEN

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

ADAM SCHWARTZ

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

AG ENERGY FUNDING, LLC

By:	ANGELO GORDON & CO., L.P.

By:	AG GP LLC
Its General Partner

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact